Exhibit 99.1
Country Style Cooking Restaurant Chain Announces Resignation of CIO Richard Miao Zhang
Chongqing, China, March 30, 2011 — Country Style Cooking Restaurant Chain Co., Ltd (NYSE: CCSC) (“Country Style Cooking”), a fast-growing quick service restaurant chain in China, today announced that Mr. Richard Miao Zhang, Chief Information Officer, resigned from his position at Country Style Cooking for personal reasons, effective March 31, 2011. His current responsibilities will be temporarily assumed by Mr. Wei Huang, Senior Supply Chain Manager.
Ms. Li Hong, chairman and chief executive officer of Country Style Cooking, commented, “On behalf of Country Style Cooking, I want to thank Richard for his contributions and efforts to the Company over the past seven months and wish him success in his future endeavors. We look forward to announcing a permanent replacement in the near future.”
About Country Style Cooking Restaurant Chain Co., Ltd.
Country Style Cooking Restaurant Chain Co., Ltd (NYSE: CCSC) (“Country Style Cooking”) is a fast-growing quick service restaurant chain in China, offering delicious, everyday Chinese food to customers who desire fast and affordable quality meals. Country Style Cooking directly operates all of its restaurants and is the largest quick service restaurant chain in Chongqing municipality, home to Sichuan cuisine, one of the best-known Chinese regional cuisines. Additional information about Country Style Cooking can be found at http://ir.csc100.com.
Contact:
Country Style Cooking Restaurant Chain Co., Ltd
Roy Rong
Chief Financial Officer
Phone: + 86-23-8866-8866
Email: ir@csc100.com
ICR Inc.
Bill Zima, 86-10-6583-7511
Or +1-646-328-2520
E-mail: bill.zima@icrinc.com